Exhibit (a)(5)(F)

Dassault Systèmes Successfully Completes

Tender Offer for Exa Corporation

VELIZY-VILLACOUBLAY, France — November 17, 2017 — Dassault Systèmes (Euronext Paris: #13065, DSY.PA) today announces the completion of the cash tender offer by its wholly owned subsidiary, 3DS Acquisition 3 Corp., to purchase all of the issued and outstanding shares of common stock of Exa Corporation (NASDAQ: EXA) (“Exa”) at an offer price of $24.25 per share in cash, without interest, subject to any withholding of taxes required by applicable law.  The tender offer expired at midnight (end of the day), New York City time, on November 16, 2017.

The depositary and paying agent for the tender offer has advised that, as of the expiration of the tender offer, 12,383,691 shares of common stock of Exa were tendered pursuant to the tender offer, representing approximately 71% of the issued and outstanding shares of common stock of Exa on a fully-diluted basis (as determined pursuant to the merger agreement).  In addition, the depositary has received commitments to tender approximately 18,202 shares of common stock of Exa in accordance with guaranteed delivery procedures, which, when combined with the shares tendered and not properly withdrawn from the tender offer, equal approximately 71% of the issued and outstanding shares of common stock of Exa on a fully-diluted basis.  The condition to the tender offer that at least one share more than 50% of the issued and outstanding shares of Exa (calculated on a fully-diluted basis (as determined pursuant to the merger agreement)) be validly tendered and not validly withdrawn and all other conditions to the tender offer have been satisfied.  Accordingly, 3DS Acquisition 3 Corp. has accepted for payment and will promptly pay the depositary for all validly tendered shares.

Dassault Systèmes expects to complete the acquisition of Exa later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).  All remaining shares of Exa common stock not tendered into the tender offer (other than shares of Exa common stock (a) held in the treasury of Exa or owned by any direct or indirect wholly owned subsidiary of Exa, (b) owned by 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp. or any direct or indirect wholly owned subsidiary of Dassault Systemes Simulia Corp., and (c) in respect of which appraisal rights are perfected in accordance with Section 262 of the DGCL) will be canceled in the merger and converted into the right to receive $24.25 per share in cash, without interest, subject to any withholding of taxes required by applicable law, which is the same price that was paid in the tender offer.  Following completion of the merger, shares of Exa common stock will no longer be listed on the NASDAQ Global Market.

For more information, visit www.3ds.com/investors/exa-tender-offer

Important Notices

This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell securities.  On October 12, 2017, Dassault

Systèmes filed with the SEC a tender offer statement on Schedule TO regarding the tender offer described in this communication.  Holders of shares of common stock of Exa are urged to read the tender offer statement (as it may be updated and amended from time to time) filed by Dassault Systèmes because it contains important information that holders of shares of common stock of Exa should consider before making any decision regarding tendering their shares.  The tender offer statement and other documents filed by Dassault Systèmes and Exa with the SEC are available for free at the SEC’s website at www.sec.gov.

This release is not intended for distribution to, or use by, any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation.  This release has been prepared by Dassault Systèmes.  No representation or warranty (express or implied) of any nature is given, nor is any responsibility or liability of any kind accepted, with respect to the truthfulness, completeness or accuracy of any information, projection, statement or omission in this release.  This release does not constitute, nor does it form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or any issuance, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of any securities.  This release does not constitute investment, legal, tax, accountancy or other advice or a recommendation with respect to such securities, nor does it constitute the solicitation of any vote or approval in any jurisdiction.  There shall not be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the applicable securities laws of any such jurisdiction (or under exemption from such requirements).

The Depositary and Paying Agent for the tender offer is Computershare Trust Company, N.A.  For all questions relating to the tender offer, please call the Information Agent, Alliance Advisors, LLC at +1 (973) 873-7780 (collect) or (888) 991-1293 (toll-free).

About Dassault Systèmes

Dassault Systèmes, the 3DEXPERIENCE Company, provides business and people with virtual universes to imagine sustainable innovations.  Its world-leading solutions transform the way products are designed, produced, and supported.  Dassault Systèmes’ collaborative solutions foster social innovation, expanding possibilities for the virtual world to improve the real world.  The group brings value to over 220,000 customers of all sizes, in all industries, in more than 140 countries.  For more information, visit www.3ds.com.

3DEXPERIENCE, the Compass logo and the 3DS logo, CATIA, SOLIDWORKS, ENOVIA, DELMIA, SIMULIA, GEOVIA, EXALEAD, 3D VIA, BIOVIA, NETVIBES and 3DEXCITE are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

Dassault Systèmes Investor Relations Contacts

Corporate	F-J BORDONADO/ B. MARTINEZ	3DS.Exa-TenderOffer@3ds.com
North America	Michele KATZ

Dassault Systèmes Press Contacts

Corporate / France	Arnaud MALHERBE	arnaud.malherbe@3ds.com
North America	Suzanne MORAN	suzanne.moran@3ds.com